SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

Halozyme Therapeutics Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40637H109 (CUSIP Number)

3/31/2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40637H109	13G

1NAME OF REPORTING PERSON

Artisan Partners Limited Partnership

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2 (see Instructions)

Not Applicable

3SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(a)

(b)

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

5	SOLE VOTING POWER
None

6	SHARED VOTING POWER
11,857,015

7	SOLE DISPOSITIVE POWER
None

8	SHARED DISPOSITIVE POWER
14,430,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,430,037

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON
(see Instructions)
IA

CUSIP No. 40637H109	13G

1NAME OF REPORTING PERSON

Artisan Investments GP LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2 (see Instructions)

Not Applicable

3SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(a)

(b)

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

5	SOLE VOTING POWER
None

6	SHARED VOTING POWER
11,857,015

7	SOLE DISPOSITIVE POWER
None

8	SHARED DISPOSITIVE POWER
14,430,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,430,037

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON
(see Instructions)
HC

CUSIP No. 40637H109	13G

1NAME OF REPORTING PERSON

Artisan Partners Holdings LP

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2 (see Instructions)

Not Applicable

3SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(a)

(b)

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

5	SOLE VOTING POWER
None

6	SHARED VOTING POWER
11,857,015

7	SOLE DISPOSITIVE POWER
None

8	SHARED DISPOSITIVE POWER
14,430,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,430,037

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON
(see Instructions)
HC

CUSIP No. 40637H109	13G

1NAME OF REPORTING PERSON

Artisan Partners Asset Management Inc.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2 (see Instructions)

Not Applicable

3SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(a)

(b)

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

5	SOLE VOTING POWER
None

6	SHARED VOTING POWER
11,857,015

7	SOLE DISPOSITIVE POWER
None

8	SHARED DISPOSITIVE POWER
14,430,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,430,037

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see Instructions)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON
(see Instructions)
HC

Item 1(a)	Name of Issuer:
Halozyme Therapeutics Inc
Item 1(b)	Address of Issuer's Principal Executive Offices:
11388 Sorrento Valley Road, San Diego, CA 92121
Item 2(a)	Name of Person Filing:
Artisan Partners Limited Partnership ("APLP")
Artisan Investments GP LLC ("Artisan Investments")
Artisan Partners Holdings LP ("Artisan Holdings")
Artisan Partners Asset Management Inc. ("APAM")
Item 2(b)	Address of Principal Business Office:
APLP, Artisan Investments, Artisan Holdings, and APAM are all located at:
875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Item 2(c)	Citizenship:
APLP is a Delaware limited partnership
Artisan Investments is a Delaware limited liability company
Artisan Holdings is a Delaware limited partnership
APAM is a Delaware corporation
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
40637H109
Item 3	Type of Person:
(e) APLP is an investment adviser registered under section 203 of the
Investment Advisers Act of 1940.
(g) Artisan Holdings is the sole limited partner of APLP and the sole member of
Artisan Investments; Artisan Investments is the general partner of APLP;
APAM is the general partner of Artisan Holdings.

Item 4	Ownership (at 3/31/2020):
(a) Amount owned "beneficially" within the meaning of rule 13d-3:
14,430,037
(b) Percent of class:
10.5% (based on 138,069,410 shares outstanding as of 3/2/2020)
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: None
(ii) shared power to vote or to direct the vote: 11,857,015
(iii) sole power to dispose or to direct the disposition of: None
(iv) shared power to dispose or to direct the disposition of:
14,430,037
Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
The shares reported herein have been acquired on behalf of discretionary clients of APLP. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of APLP, Artisan Holdings, APAM, or Artisan Investments has an
economic interest in more than 5% of the class.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8	Identification and Classification of Members of the Group:
Not Applicable
Item 9	Notice of Dissolution of Group:
Not Applicable
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/9/2020

ARTISAN PARTNERS ASSET MANAGEMENT INC, for itself and as the general partner of

ARTISAN PARTNERS HOLDINGS LP

By: Gregory K. Ramirez *

ARTISAN INVESTMENTS GP LLC, for itself and as the general partner of

ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Gregory K. Ramirez *

*By: /s/ Gregory K. Ramirez Gregory K. Ramirez

Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC

Exhibit Index
Exhibit 1	Joint Filing Agreement dated 4/9/2020 by and among Artisan Partners Limited
Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, and
Artisan Partners Asset Management Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 4/9/2020

ARTISAN PARTNERS ASSET MANAGEMENT INC, for itself and as the general partner of

ARTISAN PARTNERS HOLDINGS LP

By: Gregory K. Ramirez *

ARTISAN INVESTMENTS GP LLC, for itself and as the general partner of

ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Gregory K. Ramirez *

*By: /s/ Gregory K. Ramirez Gregory K. Ramirez

Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC